Exhibit 99.1

KPMG LLP Chartered Accountants 600 boul. de Maisonneuve Ouest Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone Telefax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
March 12, 2009
RE:	Commission File Number: 333-13792- Quebecor Media inc.
We were previously auditors for Quebecor Media Inc. and, under the date of March 20, 2008, we reported on the consolidated financial statements of Quebecor Media Inc. as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. On May 6, 2008, we were dismissed. We have read Quebecor Media Inc.’s statements included under Item 16F of its Form 20-F dated March 12, 2009, and we agree with such statements contained in paragraphs two and three, and paragraph five as it relates to KPMG LLP. We are not in a position to agree or disagree with the following statements of the registrant contained in Item 16F:
•	the appointment of their new auditors and the new auditor’s audit;

•	the approval of the audit committee of the change of auditors;

•	the consultation with their new auditors regarding the matters noted in paragraph 4; and

•	the communication and response of their new auditors regarding the matters noted in paragraph 5.
Very truly yours,

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.